                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                  ___________

                                 SCHEDULE 13G
                                (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                             (AMENDMENT NO. 6 )/1/


                                Cima Labs, Inc.
     --------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
     --------------------------------------------------------------------
                        (Title of Class of Securities)


                                   171796105
     --------------------------------------------------------------------
                                (CUSIP Number)

                                March 31, 2000
     --------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X]  Rule 13d-1(b)
         [_]  Rule 13d-1(c)
         [_]  Rule 13d-1(d)

--------------------

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

  -------------------                                        -----------------
  CUSIP No. 171796105                 13G                    Page 2 of 4 Pages
  -------------------                                        -----------------


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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            President and Fellows of Harvard College

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Massachusetts

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                          SOLE VOTING POWER
                     5
     NUMBER OF                  646,900 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                   646,900 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            646,900 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
            6.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            EP

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G
                                 ------------


Item 1(a)  Name of Issuer:
              Cima Labs, Inc.

      1(b) Address of Issuer's Principal Executive Offices:
              10000 Valley View Road
              Eden Prairie, MN  55344-9361

Item 2(a)  Name of Person Filing:
              President and Fellows of Harvard College

     2(b)  Address of Principal Business Office or, if none, Residence:
              c/o Harvard Management Company, Inc.
              600 Atlantic Avenue
              Boston, MA  02210

     2(c)  Citizenship:
              Massachusetts

     2(d)  Title of Class of Securities:
              Common Stock

     2(e)  CUSIP Number:
              171796105

Item 3 The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4    Ownership:

     4(a)  Amount beneficially owned:
              646,900 shares

     4(b)  Percent of Class:
              6.0%

     4(c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:
                  646,900 shares

                               Page 3 of 4 Pages

        (ii)  shared power to vote or to direct the vote:
                  _________

        (iii)  sole power to dispose or to direct the disposition of:
                  646,900 shares

        (iv)  shared power to dispose or to direct the disposition of:
                  ________

Item 5    Ownership of Five Percent or Less of a Class:
              Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
              Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
              Not Applicable.

Item 8    Identification and Classification of Members of the Group:
              Not Applicable.

Item 9    Notice of Dissolution of Group:
              Not Applicable.

Item 10   Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              PRESIDENT AND FELLOWS OF
                              HARVARD COLLEGE


                              By:/s/ Michael S. Pradko
                                 --------------------------------------------
                                 Name:  Michael S. Pradko
                                 Title:    Authorized Signatory

April 10, 2000

                               Page 4 of 4 Pages